Filed by Steadfast Income REIT, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Income REIT, Inc.

Commission File No.: 000-54674

Email sent to financial advisers to stockholders of Steadfast Income REIT, Inc. on January 2, 2020

Proxy Materials Now Available:

Proposed Steadfast REITs Mergers

Dear Valued Partner:

As you know, Steadfast Apartment REIT, Inc. (“STAR”) previously announced that it entered into separate definitive merger agreements with Steadfast Income REIT, Inc. (“SIR”) and Steadfast Apartment REIT III, Inc. (“STAR III”), pursuant to which SIR and STAR III will each merge with and into STAR. We wanted to let you know that we are in the process of mailing SIR and STAR III investors the proxy statement/prospectus [link to 424b3 filings], which contains information regarding the transactions, along with instructions on how stockholders can vote on the transactions leading up to the Special Meeting of Stockholders on March 2, 2020.

SIR’s and STAR III’s Boards of Directors unanimously approved the merger agreements and recommend that stockholders vote in favor of the transaction. We urge stockholders to complete, sign, date and mail their proxy cards or use the internet as described in the voting instructions to vote.

We believe the mergers will create the potential for enhanced value for all stockholders. The REITs’ portfolios are complementary, and we believe this strategic merger will create a more enhanced and diversified portfolio, concentrated in high growth markets. The mergers will enable the fully combined company to reposition its portfolio based on market and property conditions and pursue ground-up development opportunities. In addition, the expected revised fee structure, platform synergies and increased purchasing power are projected to generate cash savings, resulting in an estimated annual increase of almost $21 million in cash flow. The mergers will also expand access to and use of capital, which can be used to drive future growth opportunities and deliver enhanced liquidity options to all stockholders.

We have provided answers below to many of your anticipated questions about the merger, but if you have any additional questions, please feel free to contact Investor Relations at info@stiracmg.com.

Q. When will stockholders receive their proxy materials?

•	SIR and STAR III stockholders of record at the close of business on December 16, 2019 are being sent printed copies of proxy materials on or about January 2, 2020.

Q. Can I see a sample of what the proxy card looks like?

•	Here are the sample proxy cards [link to both SIR and STAR III sample proxy card]. The proxy card(s) your clients receive will have a control number specific to each account.

•	Stockholders may authorize their proxy by telephone, internet, mail or in person by following the instructions detailed in the proxy materials.

Q. What happens if my clients say they didn’t receive the proxy materials?

•	Mediant is handling the proxy solicitation.

•	SIR clients should call Mediant at (844) 371-1441 with inquiries regarding proxy materials

•	STAR III clients should call Mediant at (844) 291-2932 with inquiries regarding proxy materials

Q. When is the stockholder vote?

•	SIR and STAR III have each scheduled a special meeting of stockholders for March 2, 2020 where stockholders will be asked to approve their respective merger proposal.

•

The merger votes are not conditioned on the consummation of the other merger. If the SIR and STAR III stockholders approve their respective merger, it is intended that the merger process will be completed shortly after receiving the required stockholder vote. At the closing of the mergers, SIR and/or STAR III stockholders will become STAR stockholders.

•	In the event that stockholders do not approve one or both of the mergers, the REITs would stay as separate entities.

Q. What will stockholders receive when the merger is completed?

•

The proposed mergers are a stock-for-stock exchange, pursuant to which SIR stockholders will receive .5934 STAR shares for each SIR share, and STAR III stockholders will receive 1.43 STAR shares for each STAR III share.

Q. Where can I find out more about the mergers?

•	We have posted a webcast presentation on the Steadfast REIT’s website at http://www.steadfastreits.com that summarizes key elements of the agreements and the strategic benefits of the mergers.

•	We also posted supplemental slides to the webcast that update certain portfolio numbers through 3Q as well as detail the specifics of the proposed internalization.

Q. How will SIR and STAR III be communicating with stockholders regarding the proxy solicitation?

•	Stockholders will be sent the proxy materials directly from SIR or STAR III.

•	Each REIT also sent a postcard [link to SIR and STAR III postcards] highlighting key elements of the merger, and encouraging stockholders to vote.

FOR FINANCIAL PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC

Securities distributed by Stira Capital Markets Group, LLC | Member: FINRA/SIPC

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, STAR filed two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which have each been declared effective by the SEC. One registration statement contains a proxy statement of SIR and also constitutes a prospectus for STAR. The other registration statement contains a proxy statement of STAR III and also constitutes a prospectus of STAR. The applicable proxy statement/prospectus have been mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGERS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGERS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com).

PARTICIPANTS IN THE SOLICITATION: STAR, SIR, STAR III and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the STAR’s directors and executive officers is available in STAR’s Annual Report on Form 10-K filed with the SEC on March 14, 2019. Information about SIR’s directors and executive officers is available in SIR’s Annual Report on Form 10-K filed with the SEC on March 15, 2019. Information about STAR III’s directors and executive officers is available in STAR III’s Annual Report on Form 10-K filed with the SEC on March 15, 2019. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the applicable proxy statement/prospectus for STAR, SIR and STAR III and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the applicable proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of the applicable documents from the STAR, SIR or STAR III as indicated above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. SIR, STAR and STAR III can give no assurances that their expectations will be attained. Factors that could cause actual results to differ materially from SIR’s, STAR’s or STAR III’s expectations include, but are not limited to, the risk that the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability to obtain the stockholder approvals with respect to SIR and STAR III or the failure to satisfy the other conditions to completion of the proposed mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR, SIR or STAR III; and other factors, including those set forth in the Risk Factors section of SIR’s, STAR’s and STAR III’s most recent Annual Reports on Form 10-K filed with the SEC and other reports filed by SIR, STAR and STAR III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. SIR, STAR and STAR III undertake no obligations to update these statements for revisions or changes after the date of this communication, except as required by law.